FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a — 16 or 15d — 16 of

the Securities Exchange Act of 1934

For the month of February 2003

Acambis plc

(Translation of registrant’s name into English)

Peterhouse Technology Park

100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  [X]   Form 40-F  [  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  [  ]   No  [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________).

Enclosure:

Trading statement
Schedule 10 – notification of major interests in shares
Notification of conference call and webcast
Acambis wins $9.2m US Government contract to develop MVA vaccine
Schedule 10 – notification of major interests in shares

SCHEDULE 10
SCHEDULE 10 — NOTIFICATION OF MAJOR INTERESTS IN SHARES
SCHEDULE 10 — NOTIFICATION OF MAJOR INTERESTS IN SHARES
SIGNATURE

Trading statement

Cambridge, UK and Cambridge, Massachusetts – 27 January 2003 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces a trading update for its smallpox programme.

With its third quarter results statement on 25 November 2002, Acambis announced that the level of revenue it anticipated recording from the second (ACAM2000) smallpox contract with the US Government would be in the range $70m to $90m for the 12 months ended 31 December 2002. Acambis confirms that it expects to report revenues around the top end of this range.

Acambis will announce its preliminary results for the year ended 31 December 2002 on Tuesday, 11 March 2003.

     -ends-

     Enquiries:

Enquiries:

Acambis plc
Dr John Brown, Chief Executive Officer	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications
Gordon Cameron, Chief Financial Officer	Tel: +1 (617) 494 1339

Financial Dynamics
David Yates/Jonathan Birt	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications
Doug MacDougall/Kari Lampka	Tel: +1 (508) 647 0209

Notes to editors:

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.     Name of company

Acambis plc

2.     Name of shareholder having a major interest

FMR Corp. (and its direct and indirect subsidiaries incorporating Fidelity Management Trust Company (FMTC)), Fidelity International Limited (FIL) (and its direct and indirect subsidiaries incorporating Fidelity Investment Services Limited (FISL)) and Mr Edward C. Johnson 3d

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MSCO 150,000 shares*
Chase Manhattan Bank London 2,841,800**
HSBC 1,399,102
Bank of New York London 57,000
Chase Manhattan Bank London 174,200
Chase Nominees Ltd 181,450
Bankers Trust 54,220
Citibank 163,090

*For this holding, FMTC acts as the management company
**For this holding, FISL acts as the management company
For all the other holdings listed, FIL acts as the management company

5.     Number of shares / amount of stock acquired

124,433

6.     Percentage of issued class

0.13%

7.     Number of shares / amount of stock disposed

N/a

8.     Percentage of issued class

N/a

9.     Class of security

Ordinary shares of 10p each

10.     Date of transaction

Not known

11.     Date company informed

5 February 2003

12.     Total holding following this notification

5,020,862

13.     Total percentage holding of issued class following this notification

5.07%

14.     Any additional information

None

15.     Name of contact and telephone number for queries

Lyndsay Wright, Director of Communications
+44 (0) 1223 275 300

16.     Name and signature of authorised company official responsible for making this notification

Lyndsay Wright

Date of notification

6 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Notification of conference call and webcast

Cambridge, UK and Cambridge, Massachusetts – 18 February 2003 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its preliminary results for year ended 31 December 2002 on Tuesday, 11 March 2003.

The results announcement will be released at 7.00 am GMT. A conference call for analysts will be held at 9.30 am GMT. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until midnight on Tuesday, 18 March on the following telephone numbers: UK: +44 (0) 20 8288 4459; US: +1 (0) 334 323 6222. The pin code is 416402.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available until midnight on Friday, 11 April.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications
Kari Lampka	Tel: +1 (508) 647 0209

Notes to editors:

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

Acambis wins $9.2m US Government contract to develop MVA vaccine

Cambridge, UK and Cambridge, Massachusetts – 25 February 2003 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that its US subsidiary, Acambis Inc., has been awarded a $9.2m contract by the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health, to develop a new Modified Vaccinia Ankara (“MVA”) vaccine.

MVA is a weakened form of the current generation of smallpox vaccines and, as such, should allow the safe inoculation of “at risk” people with weakened immune systems, who would otherwise be unable to be vaccinated against smallpox.

The contract requires Acambis to develop a new MVA vaccine, deliver several thousand doses of the vaccine to NIAID and conduct a Phase I clinical trial in healthy adults. The contract is structured on a “cost plus fixed fee” basis. For this contract, Acambis has partnered with Baxter Healthcare Corporation, its major shareholder and strategic partner. Acambis is acting as the prime contractor and Baxter as sub-contractor, leveraging each other’s strengths and capabilities. Acambis expects to hold the exclusive commercial rights to the MVA vaccine.

The NIAID can award additional funds under the contract for expanded Phase II clinical trials in healthy adults and Phase I and Phase II studies in “at risk” populations. The estimated value of Acambis undertaking the work required by this additional element is $26.5m.

In addition, the US Government has declared its intention to stockpile MVA vaccine. The NIAID plans to issue a Request for Proposals for the production of up to 30 million doses of MVA vaccine constituting the US Government’s stockpile for emergency use.

Under contracts dating from September 2000 and November 2001, Acambis is also producing smallpox vaccine for the US Government as part of programme to produce a stockpile sufficient to provide a dose for every man, woman and child in the US.

Dr John Brown, Chief Executive Officer, said:

“We recognise the importance of MVA as a product that complements our existing smallpox vaccine. With the addition of MVA to our ACAM2000 vaccine, we have established a vaccine franchise that enables us to offer governments the package of products they need to protect all their people against smallpox.

“Winning this first contract puts us in a great position to tender for the second contract to supply the US Government’s MVA stockpile,” Dr Brown commented.

-ends-

Enquiries:
Acambis plc
Nick Higgins, Chief Business Officer	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications
Gordon Cameron, Chief Financial Officer	Tel: +1 (617) 494 1339

Financial Dynamics
David Yates/Jonathan Birt	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications
Doug MacDougall/Kari Lampka	Tel: +1 (508) 647 0209

Notes to editors:

Acambis

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

Smallpox virus

Smallpox – caused by the variola virus – has killed more people than any other infectious disease. In 1980, following a programme of mass vaccination, the World Health Organization declared the global eradication of smallpox.

Smallpox vaccines

Smallpox vaccine is made from a live virus related to smallpox called vaccinia. The vaccine stimulates the immune system to react against the vaccinia virus and develop immunity to it. Immunity to vaccinia also provides immunity to smallpox. Although adverse reactions are rare in healthy recipients of the conventional vaccine, there is a proportion of the population that is more at risk as these people’s immune systems have been compromised by disorders such as HIV or who suffer from eczema. They may benefit from the use of MVA.

MVA

MVA is a weakened form of vaccinia. It has a substantial clinical history due to its extensive use as a pre-vaccine to immunize over 120,000 people in Germany in the 1970s. It has a very limited ability to replicate.

Acambis’ US Government smallpox vaccine contracts

Concerns about the potential use of smallpox as a bioterrorist weapon led the US Government to award Acambis a contract in September 2000 to develop a new second-generation smallpox vaccine (ACAM1000) and establish a 40 million-dose stockpile. That contract was accelerated in October 2001 to require the manufacture of 54 million doses. In November 2001, Acambis was awarded a second US Government contract requiring it to manufacture a further 155 million doses of smallpox vaccine (known as ACAM2000) as part of the US Government’s plan to produce an emergency stockpile large enough to provide a dose of vaccine for every man, woman and child in the US. Acambis is currently conducting clinical trials of the vaccine with a view to applying to the regulatory authorities around the end of 2003 for licensure.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 10 — NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.     Name of company

Acambis plc

2.     Name of shareholder having a major interest

FMR Corp. (and its direct and indirect subsidiaries incorporating Fidelity Management Trust Company (FMTC)), Fidelity International Limited (FIL) (and its direct and indirect subsidiaries incorporating Fidelity Investment Services Limited (FISL)) and Mr Edward C Johnson 3d

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MSCO 150,000 shares*
Chase Manhattan Bank London 3,772,632 shares**
HSBC 1,399,102 shares
Bank of New York London 57,000 shares
Chase Manhattan Bank London 232,700 shares
Chase Nominees Ltd 181,450 shares
Bankers Trust 54,220 shares
Citibank 163,090 shares

* For this holding, FMTC acts as the management company
** For this holding, FISL acts as the management company
For all the other holdings listed, FIL acts as the management company.

5.     Number of shares / amount of stock acquired

989,332

6.     Percentage of issued class

1.00%

7.     Number of shares / amount of stock disposed

N/a

8.     Percentage of issued class

N/a

9.     Class of security

Ordinary shares of 10p each

10.     Date of transaction

N/a

11.     Date company informed

24 February 2003

12.     Total holding following this notification

6,010,194 ordinary shares

13.     Total percentage holding of issued class following this notification

6.07%

14.     Any additional information

N/a

15.     Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary +44 (0) 1223 275 300

16.     Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

26 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2003	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications